UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

Amendment No. 4

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.

 (Name of Subject Company)

COLE CREDIT PROPERTY TRUST, INC.

 (Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

193269 107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lauren B. Prevost, Esq.
Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
(404) 233-7000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 11, 2014, Amendment No. 2 filed on April 21, 2014 and Amendment No. 3 filed on April 28, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), relating to the offer by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2014 (as amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014, Amendment No. 3 filed on April 21, 2014, Amendment No. 4 filed on April 28, 2014 and Amendment No. 5 filed on May 19, 2014 (the “Schedule TO”) by Merger Sub and ARCP, as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., New York City time, on May 16, 2014. All of the conditions to the Offer have been satisfied. Accordingly, Purchaser will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such shares will be made promptly in accordance with the terms of the Offer. DST Systems, Inc., the Depositary for the Offer, has advised ARCP and Purchaser that, as of the expiration of the Offer, preliminary results indicated that a total of approximately 7,735,068 Shares were validly tendered to Purchaser and not withdrawn, representing approximately 77% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, Purchaser expects to exercise its Top-Up Option and effect a short form merger of CCPT with and into Purchaser as promptly as practicable, without the need for a vote or meeting of CCPT’s stockholders, as permitted by Section 3-106 of the MGCL. At the Effective Time, (i) each Share which is outstanding immediately before the Effective Time will be converted into and become the right to receive the Offer Price (except that shares owned by ARCP, Purchaser, CCPT or any of their subsidiaries will be cancelled and no payment will be made with respect to them), and (ii) each share of capital stock of Purchaser which is outstanding immediately prior to the Effective Time will remain outstanding and will constitute a share of common stock of the surviving corporation. Therefore, immediately after the Merger, ARCP will own all the outstanding stock of the company that survives the Merger.

In anticipation of the closing of the Merger, Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP, transferred the 1,000 shares it owned to Purchaser.

On May 16, 2014, ARCP and CCPT issued a joint press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated by reference herein.”

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(11) Joint Press Release, dated May 16, 2014, issued by American Realty Capital Properties, Inc. and Cole Credit Property Trust, Inc. (incorporated by reference to Amendment No. 5 to Schedule TO/A filed by Purchaser and ARCP on May 19, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2014

Cole Credit Property Trust, Inc.

By:   /s/ D. Kirk McAllaster, Jr.

  D. Kirk McAllaster, Jr.

  Executive Vice President, Chief Financial Officer and Treasurer